

June 25, 2015

Via E-mail
Mr. Richard Pillinger
Chief Financial Officer
BlueNRGY Group Limited
Level 11
32 Martin Place
Sydney NSW 2000
Australia

>   **Re: BlueNRGY Group Limited**
>   **Form 20-F for the Fiscal Year Ended June 30, 2014**
>   **Filed June 1, 2015**
>   **File No. 001-36136**

Dear Mr. Pillinger:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2014

Item 16F. Changes in the Registrant's Certifying Accountant, page 117

1.   Tell us where you have filed the letter from your former auditor required by Item 16F(a)(3) of Form 20-F.

Item 18. Financial Statements, page 119

Report of Independent Registered Accounting Firm, page 3

2.   We see disclosure in the notes to your financial statements and elsewhere that your financial statements are presented in accordance with IFRS as adopted by the IASB. However, the audit report from your independent accountants states that the

financial statements are presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board. Please have your auditor revise their report to state that the financial statements are presented in accordance with IFRS as adopted by the IASB or advise us. Further, please note that the exemption from the requirement to present reconciliation to U.S. GAAP in the notes to financial statements requires disclosure in both the notes to financial statements and the audit report that the financial statements are presented in accordance with IFRS as adopted by the IASB. Refer to Release No. 33-8879: Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief